UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Odyssey Re Holdings Corp.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
67612W108
(CUSIP Number)
Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- With a copy to -

Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484

October 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No.	67612W108	Page	2	of	34

1	NAMES OF REPORTING PERSON V. Prem Watsa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,604,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

56,604,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,604,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

13D

CUSIP No.	67612W108	Page	3	of	34

1	NAMES OF REPORTING PERSON 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,604,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

56,604,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,604,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	4	of	34

1	NAMES OF REPORTING PERSON THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,604,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

56,604,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,604,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	5	of	34

1	NAMES OF REPORTING PERSON 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,604,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

56,604,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,604,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	6	of	34

1	NAMES OF REPORTING PERSON FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,604,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

56,604,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,604,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	7	of	34

1	NAMES OF REPORTING PERSON FFHL GROUP LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,604,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

56,604,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,604,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	8	of	34

1	NAMES OF REPORTING PERSON FAIRFAX INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,604,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

56,604,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,604,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	9	of	34

1	NAMES OF REPORTING PERSON TIG HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,878,324

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

35,878,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,878,324

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	10	of	34

1	NAMES OF REPORTING PERSON TIG INSURANCE GROUP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,878,324

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

35,878,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,878,324

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	11	of	34

1	NAMES OF REPORTING PERSON TIG INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,883,508

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,883,508

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,883,508

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	12	of	34

1	NAMES OF REPORTING PERSON ORH HOLDINGS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,166,667

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

6,166,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,166,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	67612W108	Page	13	of	14

1	NAMES OF REPORTING PERSON UNITED STATES FIRE INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,955,009

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,955,009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,955,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 12 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 27, 2001 by V. Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited (“Fairfax”), Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, and ORH Holdings Inc., as amended by Amendment No. 1 thereto filed on March 7, 2003, by Amendment No. 2 thereto filed on November 23, 2004, by Amendment No. 3 thereto filed on October 12, 2005, by Amendment No. 4 thereto filed on December 27, 2005, by Amendment No. 5 thereto filed on February 28, 2006, by Amendment No. 6 thereto filed on August 21, 2006, by Amendment No. 7 thereto filed on November 17, 2006, by Amendment No. 8 thereto filed on December 8, 2006, by Amendment No. 9 thereto filed on December 20, 2006, by Amendment No. 10 thereto filed on September 8, 2009, and by Amendment No. 11 thereto filed on September 22, 2009 (such schedule, as amended, the “Schedule 13D”) in relation to shares of common stock (“Shares”), par value $0.01 per share, of Odyssey Re Holdings Corp. (“Odyssey Re”).
     Amendment No. 1 to the Schedule 13D related to the purchase by Fairfax, through a subsidiary, pursuant to a master note purchase agreement, dated as of March 3, 2003, of 4,300,000 outstanding Shares (the “2003 Purchased Shares”) in a private transaction. As consideration for the Purchased Shares, a subsidiary of Fairfax issued $78,045,000 aggregate principal amount of 3.15% Exchangeable Notes due February 28, 2010 (the “Old Exchangeable Notes”), exchangeable into 4,300,000 Shares.
     Amendment No. 2 to the Schedule 13D related to the purchase (the “2004 Purchase”) by a subsidiary of Fairfax of its $78,045,000 aggregate principal amount of Old Exchangeable Notes in a private transaction. As consideration, the subsidiary issued $100,964,000 aggregate principal amount of new 3.15% Exchangeable Notes due November 19, 2009 (the “New Exchangeable Notes”). The New Exchangeable Notes are exchangeable into 4,300,000 Shares. The Old Exchangeable Notes have been cancelled.
     Amendment No. 3 to the Schedule 13D related to the purchase (the “2005 Purchase”) by a subsidiary of Fairfax of 3,100,000 Shares in Odyssey Re Holdings Corp.’s underwritten public offering of 4,100,000 Shares made pursuant to Odyssey Re Holdings Corp.’s prospectus supplement dated October 6, 2005, filed with the Securities and Exchange Commission on October 7, 2005.
     Amendment No. 4 to the Schedule 13D related to the transfer (the “2005 Transfer”) by TIG Insurance Company, a wholly-owned subsidiary of Fairfax, of 7,744,125 Shares to TIG Insurance Group, Inc., another wholly-owned subsidiary of Fairfax, in exchange for all of the issued and outstanding shares of common stock of Fairmont Specialty Group, Inc., another wholly-owned subsidiary of Fairfax.
     Amendment No. 5 to the Schedule 13D related to the purchase (the “Purchase”) by Fairfax Inc., a wholly-owned subsidiary of Fairfax, of 1,000,000 Shares from TIG Insurance Company, another wholly-owned subsidiary of Fairfax.

     Amendment No. 6 to the Schedule 13D related to the purchase and cancellation by a subsidiary of Fairfax of $23,480,000 aggregate principal amount of New Exchangeable Notes.
     Amendment No. 7 to the Schedule 13D related to (i) a registered underwritten public offering of 9,000,000 Shares by certain subsidiaries of Fairfax and (ii) the delivery, on November 16, 2006, of 2,900,000 Shares by Fairfax Financial (US) LLC (“Fairfax LLC”) to the holder of the outstanding New Exchangeable Notes in exchange for such New Exchangeable Notes, following the exercise, pursuant to the terms of the New Exchangeable Notes, by such holder of its right to exchange such New Exchangeable Notes for such Shares.
     Amendment No. 8 to the Schedule 13D related to the sale by Fairfax Inc. and ORH Holdings Inc. of an aggregate of 9,000,000 Shares in a registered underwritten public offering, pursuant to a prospectus dated December 4, 2006, filed with the Securities and Exchange Commission on December 5, 2006. The sale (the “2006 Secondary Offering”) closed on December 8, 2006.
     Amendment No. 9 to the Schedule 13D related to the sale by Fairfax Inc. of 1,165,000 Shares pursuant to the exercise by the underwriters of their over-allotment option to purchase from Fairfax Inc. an additional 1,165,000 Shares in connection with the 2006 Secondary Offering.
     Amendment No. 10 to the Schedule 13D related to Fairfax’s proposal to acquire all of the outstanding Shares.
     Amendment No. 11 to the Schedule 13D related to (i) the execution of an Agreement and Plan of Merger (the “Merger Agreement”) by and among Odyssey Re, Fairfax and Fairfax Investments USA Corp. (“FIU”), a Delaware corporation and a wholly-owned subsidiary of Fairfax, and (ii) the execution of a Stockholder Support Agreement between Fairfax and Marshfield Associates, Inc.
     This Amendment No. 12 to the Schedule 13D relates to the completion of the tender offer, merger and other transactions contemplated by the Merger Agreement, pursuant to which Fairfax has become the beneficial owner of 100% of the Shares.
     The following amendments to Items 4, 5, 6 and 7 of the Schedule 13D are hereby made.
Item 4.   Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “Fairfax, through a wholly-owned subsidiary, has accepted for payment and paid for all of the Shares of Odyssey Re validly tendered and not withdrawn in response to the previously announced tender offer for all the outstanding Shares not already owned by Fairfax and its subsidiaries (the “Tender Offer”). The Tender Offer expired at 12:00 midnight, New York City time, on Wednesday, October 21, 2009.

     On October 28, 2009, Fairfax caused a short-form merger (the “Merger”) pursuant to §253 of the General Corporation Law of the State of Delaware (“DGCL”), pursuant to which FIU (“Merger Sub”), merged with and into Odyssey Re, with Odyssey Re continuing as the surviving corporation. The Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, all of the Shares held by the stockholders of Odyssey Re, other than Shares held by Fairfax and its subsidiaries, were cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $65.00 per share in cash, without interest and subject to any applicable withholding of taxes (the “Merger Consideration”). As a result of the Merger, Fairfax and its subsidiaries own 100% of the Shares.
     As a result of the Merger, the New York Stock Exchange (“NYSE”) suspended trading in the Shares prior to the open of trading on October 29, 2009 and filed a Form 25 with the Securities and Exchange Commission (the “SEC”) to withdraw the Shares from listing on the NYSE and from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On October 29, 2009, Odyssey Re filed a Form 15 with the SEC to terminate registration of the Shares under Sections 12(g) and 15(d) of the Exchange Act.
     Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, V. Prem Watsa, the sole director of Merger Sub, became the sole director of Odyssey Re, and the directors of Odyssey Re prior to the effective time of the Merger, other than Mr. Watsa, ceased to be directors of Odyssey Re. Immediately following the Merger, Andrew A. Barnard, James F. Dowd, Anthony F. Griffiths, Alan D. Horn, Patrick W. Kenny and Brandon W. Sweitzer, each of whom was a director of Odyssey Re prior to the effective time of the Merger, were elected to serve with Mr. Watsa as directors of Odyssey Re. The officers of Odyssey Re immediately prior to the Merger remained the officers of Odyssey Re after the Merger.”
Item 5.   Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
     “(a)  Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
     (b)  The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
     (c)  Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J or K beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.

     Within the last 60 days, each of James F. Dowd, Andrew A. Barnard, Anthony F. Griffiths, Brandon W. Sweitzer and Donald L. Smith disposed of all of his Shares pursuant to the Offer and the Merger.
     (d)  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.
     (e)  Not applicable.”
Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
     The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.
Item 7.   Material to be filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:
12.1	Fairfax Financial Holdings Limited press release dated October 21, 2009 (incorporated by reference to the Schedule TO, Amendment No. 6 filed by Fairfax Financial Holdings Limited on October 22, 2009).

12.2	Joint filing agreement dated as of October 30, 2009 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, ORH Holdings Inc., and United States Fire Insurance Company.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.
     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 30th day of October, 2009.

V. PREM WATSA
/s/ V. Prem Watsa

1109519 ONTARIO LIMITED
By	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President and Director

THE SIXTY TWO INVESTMENT COMPANY LIMITED
By	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President and Director

810679 ONTARIO LIMITED
By	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President and Director

FAIRFAX FINANCIAL HOLDINGS LIMITED
By	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	Chairman and Chief Executive Officer

FFHL GROUP LTD.
By	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President and Director

FAIRFAX INC.
By	/s/ Eric P. Salsberg
	Name:	Eric P. Salsberg
	Title:	Vice President and Director

TIG HOLDINGS, INC.
By	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Vice President, Chief Financial Officer and Treasurer

TIG INSURANCE GROUP, INC.
By	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Senior Vice President and Chief Financial Officer

TIG INSURANCE COMPANY
By	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Senior Vice President and Chief Financial Officer

ORH HOLDINGS INC.
By	/s/ Eric P. Salsberg
	Name:	Eric P. Salsberg
	Title:	Vice President and Director

UNITED STATES FIRE INSURANCE COMPANY
By	/s/ Paul Bassaline
	Name:	Paul Bassaline
	Title:	Vice President

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of FFHL Group Ltd.

F	Directors and Executive Officers of Fairfax Inc.

G	Directors and Executive Officers of TIG Holdings, Inc.

H	Directors and Executive Officers of TIG Insurance Group, Inc.

I	Directors and Executive Officers of TIG Insurance Company

J	Directors and Executive Officers of ORH Holdings Inc.

K	Directors and Executive Officers of United States Fire Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary and Director)	Fairfax Financial Holdings Limited

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary and Director)	Fairfax Financial Holdings Limited

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary and Director)	Fairfax Financial Holdings Limited

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(Chairman and Chief Executive Officer)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Anthony F. Griffiths	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Robert J. Gunn	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Alan D. Horn	Chairman and Acting Chief Executive Officer,	Canadian
(Director)	Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario M4W 1G9

David L. Johnston	President and Vice-Chancellor and Professor,	Canadian
(Director)	University of Waterloo
200 University Avenue West
Waterloo, Ontario N2L 3G1

Brandon W. Sweitzer	Senior Fellow,	United States
(Director)	U.S. Chamber of Commerce
1615 H Street, NW
Washington, DC 20062

Bradley P. Martin	Vice President, Chief Operating	Canadian
(Vice President, Chief Operating	Officer and Corporate Secretary
Officer and Corporate Secretary)	Fairfax Financial Holdings Limited

Greg Taylor	Vice President and Chief Financial Officer,	Canadian
(Vice President and Chief Financial Officer)	Fairfax Financial Holdings Limited

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President, Corporate Affairs)	Fairfax Financial Holdings Limited

Paul Rivett	Vice President and Chief Legal Officer,	Canadian
(Vice President and Chief Legal Officer)	Fairfax Financial Holdings Limited

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
FFHL GROUP LTD.
     The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President and Director)	Fairfax Financial Holdings Limited

Bradley P. Martin	Vice President, Chief Operating	Canadian
(Vice President and Secretary)	Officer and Corporate Secretary
Fairfax Financial Holdings Limited

Ronald Schokking	Vice President, Finance,	Canadian
(Vice President and Director)	Fairfax Financial Holdings Limited

Paul Rivett	Vice President and Chief Legal Officer,	Canadian
(Director)	Fairfax Financial Holdings Limited

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX INC.
     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

James F. Dowd	Chairman, President and Chief	United States
(Chairman, President, Chief	Executive Officer, Fairfax Inc.
Executive Officer and Director)	300 First Stamford Place
Stamford, Connecticut 06902

John K. Cassil	Vice President and Treasurer	United States
(Vice President, Treasurer and Director)	Fairfax Inc.

Bradley P. Martin	Vice President, Chief Operating	Canadian
(Corporate Secretary)	Officer and Corporate Secretary
Fairfax Financial Holdings Limited

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG HOLDINGS, INC.
     The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(Chairman and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

James F. Dowd	Chairman, President and Chief	United States
(President and Director)	Executive Officer, Fairfax Inc.
300 First Stamford Place
Stamford, Connecticut 06902

Bradley P. Martin	Vice President, Chief Operating	Canadian
(Director)	Officer and Corporate Secretary
Fairfax Financial Holdings Limited

Nicholas C. Bentley	Chairman, President and Chief	United Kingdom
(Director)	Executive Officer,
TIG Insurance Company
c/o Riverstone Resources
250 Commercial St.
Suite 5000
Manchester, New Hampshire 03101

John K. Cassil	Vice President and Treasurer,	United States
(Director)	Fairfax Inc.

John J. Bator	Senior Vice President and Chief	United States
(Vice President, Chief Financial	Financial Officer,
Officer and Treasurer)	TIG Insurance Company

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE GROUP, INC.
     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group, Inc.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

John K. Cassil	Vice President and Treasurer	United States
(Chairman, Vice President	Fairfax Inc.
and Director)	300 First Stamford Place
Stamford, Connecticut 06902

James F. Dowd	Chairman, President and Chief	United States
(President and Director)	Executive Officer, Fairfax Inc.

Nicholas C. Bentley	Chairman, President and Chief	United Kingdom
(Chief Executive Officer	Executive Officer,
and Director)	TIG Insurance Company
c/o Riverstone Resources
250 Commercial St.
Suite 5000
Manchester, New Hampshire 03101

Bradley P. Martin	Vice President, Chief Operating	Canadian
(Director)	Officer and Corporate Secretary
Fairfax Financial Holdings Limited

John J. Bator	Senior Vice President and Chief	United States
(Senior Vice President and	Financial Officer,
Chief Financial Officer)	TIG Insurance Company

Charles G. Ehrlich	Senior Vice President and Secretary,	United States
(Senior Vice President	Riverstone Claims Management LLC
and Secretary)	250 Commercial Street, Suite 5000
Manchester, NH 03101

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley	Chairman, President and	United Kingdom
(Chairman, President, Chief	Chief Executive Officer,
Executive Officer and Director)	TIG Insurance Company
c/o Riverstone Resources
250 Commercial St.
Suite 5000
Manchester, New Hampshire 03101

John J. Bator	Senior Vice President and	United States
(Senior Vice President, Chief	Chief Financial Officer,
Financial Officer and Director)	TIG Insurance Company

Frank DeMaria	Senior Vice President,	United States
(Senior Vice President, Director)	TIG Insurance Company

Charles G. Ehrlich	Senior Vice President and Secretary,	United States
(Senior Vice President,	Riverstone Claims Management LLC
Secretary and Director)	250 Commercial Street, Suite 5000 Manchester, NH 03101

Richard J. Fabian	Senior Vice President and General Counsel,	United States
(Senior Vice President, General	TIG Insurance Company
Counsel and Director)

John M. Parker	Senior Vice President,	United States
(Senior Vice President and Director)	TIG Insurance Company

ANNEX J
DIRECTORS AND EXECUTIVE OFFICERS OF
ORH HOLDINGS INC.
     The following table sets forth certain information with respect to the directors and executive officers of ORH Holdings Inc.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard	President and Chief Executive Officer,	United States
(President)	Odyssey Re Holdings Corp.
300 First Stamford Place,
Stamford, Connecticut 06902

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario

Bradley P. Martin	Vice President, Chief Operating	Canadian
(Vice President and Director)	Officer and Corporate Secretary
Fairfax Financial Holdings Limited

Donald L. Smith (Director)	Senior Vice President, General	United States
Counsel and Corporate Secretary,
Odyssey Re Holdings Corp.

ANNEX K
DIRECTORS AND EXECUTIVE OFFICERS OF
UNITED STATES FIRE INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Douglas M. Libby	Chief Executive Officer and President,	United States
(Chief Executive Officer,	Crum & Forster Holdings Corp. and
President, Chairman and Director)	various other insurance subsidiaries
305 Madison Avenue
Morristown, NJ 07962

Mary Jane Robertson	Executive Vice President, Chief	United States
(Executive Vice President, Chief	Financial Officer and Treasurer,
Financial Officer, Treasurer and Director)	Crum & Forster Holdings Corp. and
various other insurance subsidiaries

Dennis J. Hammer	Senior Vice President and Controller,	United States
(Senior Vice President, Controller and Director)	United States Fire Insurance Company

Exhibit Index

Exhibit No.	Description

12.1	Fairfax Financial Holdings Limited press release dated October 21, 2009 (incorporated by reference to the Schedule TO, Amendment No. 6 filed by Fairfax Financial Holdings Limited on October 22, 2009).

12.2	Joint filing agreement dated as of October 30, 2009 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, ORH Holdings Inc., and United States Fire Insurance Company.